# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Aris Water Solutions, Inc., CIK 0001865187
CUSIP: 04041L106
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 9651 KATY FREEWAY, SUITE 400, HOUSTON, Texas (TX), 77024
Date of event which requires filing of this statement: 12/13/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002049094

## Reporting persons
- Gable S Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,111,738; sole dispositive power 0; shared dispositive power 3,111,738; aggregate amount beneficially owned 3,111,738 (10.1% of the class)
  Comment: Gable S Corporation ("Gable") directly holds 3,111,738 shares of Class A common stock, par value $0.01 per share ("Class A Common Stock") of Aris Water Solutions, Inc. (the "Issuer"). Mr. Scott is the President and sole owner of, and may be deemed to beneficially own securities owned by, Gable. On December 13, 2024, the Reporting Persons acquired 3,223,670 shares of Class A Common Stock, which represented 10.5% or more of the shares outstanding. On December 16, 2024, December 17, 2024 and December 18, 2024, Gable sold 57,731 shares of Class A Common Stock, 15,462 shares of Class A Common Stock and 38,739 shares of Class A Common Stock, respectively, in the open market.
  
  The percentage of class represented by the amount in row 9 is presented as a percentage of the outstanding shares of Class A Common Stock and is calculated pursuant to Rule 13d-3 of the Act using 30,682,834 shares of Class A Common Stock outstanding as of November 1, 2024 as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 5, 2024.
- Sherman A. Scott: type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,111,738; sole dispositive power 0; shared dispositive power 3,111,738; aggregate amount beneficially owned 3,111,738 (10.1% of the class)
  Comment: Gable directly holds 3,111,738 shares of Class A Common Stock of the Issuer. Mr. Scott is the President and sole owner of, and may be deemed to beneficially own securities owned by, Gable. On December 13, 2024, the Reporting Persons acquired 3,223,670 shares of Class A Common Stock, which represented 10.5% or more of the shares outstanding. On December 16, 2024, December 17, 2024 and December 18, 2024, Gable sold 57,731 shares of Class A Common Stock, 15,462 shares of Class A Common Stock and 38,739 shares of Class A Common Stock, respectively, in the open market.
  
  The percentage of class represented by the amount in row 9 is presented as a percentage of the outstanding shares of Class A Common Stock and is calculated pursuant to Rule 13d-3 of the Act using 30,682,834 shares of Class A Common Stock outstanding as of November 1, 2024 as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on November 5, 2024.

## Item 1. Issuer
Name of issuer: Aris Water Solutions, Inc.
Address of issuer's principal executive offices: 9651 KATY FREEWAY, SUITE 400, HOUSTON, TX, 77024

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being filed jointly by Gable S Corporation, a Delaware corporation ("Gable") and Sherman A. Scott ("Mr. Scott"). Mr. Scott is the President and sole owner of, and may be deemed to beneficially own securities owned by, Gable.

Gable and Mr. Scott are referred to together as the "Reporting Persons."

The Reporting Persons have entered into a joint filing agreement, a copy of which is attached as Exhibit 99.1.
Address of principal business office or, if none, residence: The address of the principal business and principal office of is PO Box 129, Broussard, LA 70518. The address of Mr. Scott is PO Box 364, Dodge, TX 77334.
Citizenship:
Gable is a Delaware corporation.

Mr. Scott is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) Gable is the beneficial owner of 3,111,738 shares of Class A Common Stock.

(ii) Mr. Scott is the beneficial owner of 3,111,738 shares of Class A Common Stock.
Percent of class:
(i) Gable - 10.1% ; and

(ii) Mr. Scott - 10.1
Sole power to vote or to direct the vote:
(i) 0 shares of Class A Common Stock for Gable; and

(ii) 0 shares of Class A Common Stock for Mr. Scott.
Shared power to vote or to direct the vote:
(i) 3,111,738 shares of Class A Common Stock for Gable; and

(ii) 3,111,738 shares of Class A Common Stock for Mr. Scott.
Sole power to dispose or to direct the disposition:
(i) 0 shares of Class A Common Stock for Gable; and

(ii) 0 shares of Class A Common Stock for Mr. Scott.
Shared power to dispose or to direct the disposition:
(i) 3,111,738 shares of Class A Common Stock for Gable; and

(ii) 3,111,738 shares of Class A Common Stock for Mr. Scott.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Item 2(a).

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
99.1 Joint Filing Agreement among the Reporting Persons, dated as of December 20, 2024

## Signatures
- Gable S Corporation: /s/ Vanessa Derouen, Treasurer (12/20/2024)
- Sherman A. Scott: /s/ Sherman A. Scott, Sherman A. Scott (12/20/2024)